U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 23, 2022

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for: The Tocqueville Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-267073

Dear Ms. Fettig:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Registrant we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-267073) relating to the reorganization of the Target Funds, each a series of the Registrant with and into the Acquiring Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on August 25, 2022 (Accession No. 0000894189-22-006246) and was scheduled to go effective September 24, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York on the 22nd day of September, 2022.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Alexandra Marghella at (212) 318-6960 or alexandramarghella@paulhastings.com.

Sincerely,

/s/ Robert Kleinschmidt

Robert Kleinschmidt
Chairman
The Tocqueville Trust